# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alvotech, CIK 0001898416
CUSIP: L01800108
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 9, Rue de Bitbourg, Grand Duchy of Luxembourg, Luxembourg (N4), L-1273
Date of event which requires filing of this statement: 06/26/2026
Filed by CIK 0001935390
Persons authorized to receive notices and communications: Carmen Andre, c/o Celtic Holdings S.C.A., 29, Avenue de la Porte-Neuve, Grand-Duchy of Luxembourg, Luxembourg (N4), L-2227, 35220880825

## Reporting persons
- Celtic Holdings S.C.A. (CIK 0001935390): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 107,450,988; sole dispositive power 0; shared dispositive power 107,450,988; aggregate amount beneficially owned 107,450,988 (27.5% of the class)
  Comment: Note to Rows 8, 10, and 11: Through intermediary holding entities, Celtic Lux Holdings S.a r.l. ("Celtic Lux") is a wholly-owned subsidiary of Celtic Holdings S.C.A. ("Celtic Holdings"). Investment and voting decisions at Celtic Holdings are made by a majority vote of its board of directors, subject to certain shareholders having consent rights over material actions and decisions of Celtic Holdings. Therefore, no individual director of Celtic Holdings is the beneficial owner of the securities, except with respect to the shares in which such director holds a pecuniary interest.
  
  Note to Row 13: Based on an aggregate of 390,431,480 Ordinary Shares outstanding as of the consummation of the Issuer's public offering and concurrent private placement as reported in the Issuer's Report on 6-K and the exhibit attached thereto, as filed with the Securities and Exchange Commission on June 18, 2026.
- Celtic Lux Holdings S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); source of funds: bank loan (BK), other (OO); sole voting power 0; shared voting power 107,450,988; sole dispositive power 0; shared dispositive power 107,450,988; aggregate amount beneficially owned 107,450,988 (27.5% of the class)
  Comment: Note to Rows 8, 10, and 11: Through intermediary holding entities, Celtic Lux Holdings S.a r.l. ("Celtic Lux") is a wholly-owned subsidiary of Celtic Holdings S.C.A. ("Celtic Holdings"). Investment and voting decisions at Celtic Holdings are made by a majority vote of its board of directors, subject to certain shareholders having consent rights over material actions and decisions of Celtic Holdings. Therefore, no individual director of Celtic Holdings is the beneficial owner of the securities, except with respect to the shares in which such director holds a pecuniary interest.
  
  Note to Row 13: Based on an aggregate of 390,431,480 Ordinary Shares outstanding as of the consummation of the Issuer's public offering and concurrent private placement as reported in the Issuer's Report on 6-K and the exhibit attached thereto, as filed with the Securities and Exchange Commission on June 18, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Alvotech
Address of issuer's principal executive offices: 9, Rue de Bitbourg, Grand Duchy of Luxembourg, Luxembourg (N4), L-1273
Comment:
This Amendment No. 3 (the "Amendment") amends and supplements the Schedule 13D (the "Schedule 13D") filed with the United States Securities and Exchange Commission (the "SEC") on June 27, 2022, as amended by Amendment No. 1 filed on July 15, 2022 and Amendment No. 2 filed on November 18, 2022 (as amended, the "Schedule 13D"), with respect to the Ordinary Shares of Alvotech, a public limited company (societe anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B258884 (the "Issuer"), by Celtic Lux Holdings S.a r.l. (formerly known as Alvogen Lux Holdings S.a r.l., "Celtic Lux"), a private limited liability company (societe a responsabilite limitee) domiciled in Luxembourg, with an address of 5, rue Heienhaff, L-1736 Senningerberg, Luxembourg, Grand-Duchy of Luxembourg, and Celtic Holdings S.C.A. ("Celtic Holdings" and together with Celtic Lux, the "Reporting Persons"), a partnership limited by shares (societe en commandite par actions) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 29, Avenue de la Porte-Neuve, L-2227 Luxembourg, Grand-Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B 197804. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Items 3, 4, and 6 to the Schedule 13D are supplementally amended as follows, and Item 5 to the Schedule 13D is amended and restated as follows

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

The Ordinary Shares acquired in the PIPE Investment (as defined in Item 4 below) were funded through the proceeds of the Loan (as defined in Item 6 below).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On June 26, 2026, Celtic Lux purchased aggregate of 10,133,333 Ordinary Shares, at a price of $3.75 per share, for an aggregate investment of $38,000,000 (such investment, the "PIPE Investment") pursuant to the terms of a subscription agreement (the "Subscription Agreement") dated June 16, 2026, by and between Celtic Lux and the Issuer.

In connection with the PIPE Investment, pursuant to the Subscription Agreement, Celtic Lux was granted registration rights pursuant to which Celtic Lux may, at any time and from time to time, make a written demand for registration under the Securities Act of 1933, as amended, of all or any portion of the shares purchased by it in the PIPE Investment on any available form of registration statement (a "Demand Registration"), including by way of an underwritten offering with underwriters selected by Celtic Lux and reasonably acceptable to the Issuer. The Issuer is obligated, using its reasonable best efforts and as expeditiously as possible after receipt of such demand, to prepare and file with the SEC a registration statement covering the resale of such shares and to keep such registration statement effective until all such shares have been disposed of or withdrawn. The Issuer is not obligated to effect more than two (2) Demand Registrations in total. The Issuer has the right to defer any Demand Registration for up to 60 days in total, or 30 consecutive days, in any 12-month period if the Issuer's board of directors determines in good faith that effecting the registration at that time would be materially detrimental to the Issuer and its shareholders. All costs and expenses incurred in connection with a Demand Registration are to be borne by the Issuer. The Issuer also agreed to provide customary indemnification to Celtic Lux in connection with its registration rights.

The foregoing description of the PIPE Investment is qualified in its entirety by reference to the Subscription Agreement, which is filed as Exhibit 9 to this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Persons is incorporated by reference into this Item 5. The aggregate number of Ordinary Shares owned by the Reporting Persons is 107,450,988 shares. The Reporting Persons' aggregate percentage of beneficial ownership is approximately 27.5%. References to percentage ownership of Ordinary Shares in this Schedule 13D are based on an aggregate of 390,431,480 Ordinary Shares outstanding as of the consummation of the Issuer's public offering and concurrent private placement as reported in the Issuer's Report on Form 6-K and the exhibit attached thereto, as filed with the SEC on June 18, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: For each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except for the transactions described in Items 3, 4, and 6 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Ordinary Shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Ordinary Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the contracts, arrangements, understandings and relationships among the Reporting Persons with respect to the PIPE Investment and is incorporated herein by reference. Copies of the agreements summarized in Item 4 and in this Item 6 are attached as exhibits to this Schedule 13D and are incorporated herein by reference. Other than as described in this Item 6 and in Items 3, 4 and 5, which disclosure is incorporated into this Item 6 by reference, to the Reporting Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the Issuer.

In connection with the Issuer's underwritten public offering of Ordinary Shares, on June 10, 2026, Celtic Lux entered into a lock-up agreement (the "Lock-Up Agreement") for the benefit of the underwriters of such public offering, which provides that, during the period beginning on June 10, 2026 and ending on the date that is 90 days after the date of the Issuer's prospectus supplement to its registration statement (File No. 333-275111) filed pursuant to Rule 424(b)(5) with the SEC on June 16, 2026, Celtic Lux will not sell, offer to sell, enter into any swap, with respect to, make any demand for or exercise any registration rights, or publicly announce the intent to do the foregoing. The Lock-Up Agreement applies to all Ordinary Shares and securities convertible into or exchangeable or exercisable for Ordinary Shares held by Celtic Lux. The Lock-Up Agreement contains certain customary exceptions, including transfers to any bank pursuant to a bona fide pledge to secure indebtedness.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the Lock-Up Agreement, which is filed as Exhibit 10 to this Amendment.

In connection with the PIPE Investment, on June 26, 2026, Celtic Lux entered into a facility agreement (the "Facility Agreement") with the lenders party thereto ("Lenders"), Global Loan Agency Services Limited, as agent, GLAS Trust Corporation Limited, as security agent, and Celtic Bidco S.a r.l., as third party security provider, to obtain a senior secured term loan facility of $40,000,000 (the "Loan"), the proceeds of which are to be used solely to fund the PIPE Investment and related transaction costs. As of June 26, 2026, Celtic Lux has borrowed an aggregate of $40,000,000 under the Facility Agreement.

The Loan matures on the date that is 12 months after the date of the first utilization of the Loan, or earlier upon the occurrence of certain events set forth in the Facility Agreement. The Loan will not accrue interest except that if an event of default has occurred and is continuing, interest will accrue at a rate of 2% per annum. Upon cancellation, prepayment, repayment or acceleration of the Loan during the first 6 months, 9 months, or 12 months of the term, respectively, Celtic Lux will repay an amount equal to the principal amount of such amount being cancelled, prepaid, repaid or accelerated together with a prepayment fee. The Loan (together with all other amounts due under the Facility Agreement) is secured by, among other security, a pledge of all of the Ordinary Shares of the Issuer held by Celtic Lux, including the shares purchased in the PIPE Investment (the "Pledged Shares"). The Reporting Persons retain voting and dividend rights with respect to the Pledged Shares at all times prior to an event of default under the Loan. Upon the occurrence of certain events of default that are customary for these type of loans, the Agent and the Security Agent, on behalf of the Lenders, may declare the Loan immediately due and payable, may pursuant to a voting proxy exercise voting rights with respect to the Pledged Shares, and may exercise its rights to foreclose on, and dispose of, the Pledged Shares and other collateral.

The foregoing description of the Facility Agreement is qualified in its entirety by reference to the Facility Agreement, which is filed as Exhibit 11 to this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
9. Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed by the Issuer on June 17, 2026).

10.* Lock-Up Agreement, dated June 10, 2026, by Celtic Lux Holdings S.a r.l.

11.*+# Facility Agreement, dated June 26, 2026, by and among Celtic Lux Holdings S.a r.l., Celtic Bidco S.a r.l., certain financial institutions as lenders, Global Loan Agency Services Limited as agent, and GLAS Trust Corporation Limited as security agent.

*Filed herewith.

+ Certain schedules and attachments to this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Reporting Persons agree to furnish supplementally to the SEC a copy of all omitted schedules and attachments upon request.

# Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).

## Signatures
- Celtic Holdings S.C.A.: /s/ Carmen Andre, Carmen Andre/Class A Director (06/30/2026)
- Celtic Lux Holdings S.a r.l.: /s/ Tomas Ekman, Tomas Ekman/Class A Director (06/30/2026)